[redacted]

04010427

PROKOM SOFTWARE SA

FAX

04 MAR 10

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**
81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

SUPPL

date: 09 Mar 2004 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.8 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: THE AGREEMENT TO OBTAIN OF THE SUBSIDIARY SHARES

The Management Board of Prokom Software SA informs, that:

According to the increase in the share capital of Prokom Internet SA (subsidiary), Prokom Software SA and Prokom Internet SA concluded the agreement to shares obtain and the agreement to set off mutual liabilities dated on March 8th 2004, upon which Prokom Software SA will obtain 27,880,956 shares of Prokom Internet SA, which will constitute 91.38% of increased share capital and votes at the General Shareholders' Meeting of Prokom Internet SA. Ipso facto the Company will hold 30,380,956 shares of Prokom Internet SA, which will constitute 99.57% of the share capital and votes at the General Shareholders' Meeting of Prokom Internet SA. The due from the share payments was deducted from the liabilities required, basing on the contractual deduction in the amount of PLN 111.5m.

The objective of the increase in the share capital is the restructuring of company's debt, which will enable Prokom Software SA to sell its internet assets.

The result of that operation was included in the Company's financial statement for 4th quarter 2003.

09 Mar, 2004 Krzysztof Wilski
Vice-President of the Management Board

PROCESSED
MAR 10 2004
THOMSON FINANCIAL

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